UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sohu.com Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83408W103

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 83408W103

1	NAME OF REPORTING PERSON
Orbis Investment Management Limited (OIML)
Orbis Investment Management (B.V.I.) Limited (OIML BVI)
Orbis Asset Management Limited (OAML)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION OAML and OIML are companies organized under the laws of Bermuda. OIML BVI is a company organized under the laws of the British Virgin Islands.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,245,827
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,245,827
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OAML - 18,078 OIML BVI - 2,191,477 OIML - 4,036,272
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%
12	TYPE OF REPORTING PERSON OO (OAML), FI (OIML, OIML BVI)

CUSIP No.: 83408W103

ITEM 1(a).	NAME OF ISSUER:
Sohu.com Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
Sohu.com Internet Plaza, No.1 Park, Zhongguancun East Road, Haidian District, Beijing 100084, PRC
ITEM 2(a).	NAME OF PERSON FILING:
Orbis Investment Management Limited Orbis Investment Management (B.V.I.) Limited Orbis Asset Management Limited
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Orbis House, 25 Front Street, Hamilton HM 11, Bermuda
ITEM 2(c).	CITIZENSHIP:
OAML and OIML are companies organized under the laws of Bermuda. OIML BVI is a company organized under the laws of the British Virgin Islands.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
83408W103
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J); for OIML and OIML BVI
(k)	[X] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: equivalent to IA (only for OIML and OIML BVI)

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
OAML - 18,078 OIML BVI - 2,191,477 OIML - 4,036,272
	(b)	Percent of class:
16.3%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
6,245,827
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
6,245,827
(iv) Shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 4,036,272 ordinary shares of Sohu.com Inc., beneficially owned by OIML.

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 18,078 ordinary shares of Sohu.com Inc., beneficially owned by OAML.

Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 2,191,477 ordinary shares of Sohu.com Inc., beneficially owned by OIML BVI.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
OIML, OAML and OIML BVI are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML, OIML BVI and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

OIML is the beneficial owner of 4,036,272 ordinary shares or 10.5% of the 38,278,691 ordinary shares of Sohu.com Inc., believed to be outstanding.

OIML BVI is the beneficial owner of 2,191,477 ordinary shares or 5.7% of the 38,278,691 ordinary shares of Sohu.com Inc., believed to be outstanding.

OAML is the beneficial owner of 18,078 ordinary shares or 0.1% of the 38,278,691 ordinary shares of Sohu.com Inc., believed to be outstanding.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to Orbis Investment Management Limited and Orbis Investment Management (B.V.I) Limited are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2014

Date
Orbis Investment Management Limited Orbis Investment Management (B.V.I.) Limited Orbis Asset Management Limited
/s/ James Dorr

Signature
James Dorr, General Counsel

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).